UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________
FORM 11-K
_________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-08940
 ____________________________

Deferred Profit-Sharing Plan for Salaried Employees
(Full title of the plan)
ALTRIA GROUP, INC.
6601 West Broad Street
Richmond, Virginia 23230
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2020 and 2019	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	5
Notes to Financial Statements	6

Supplemental Schedule*
Schedule H - Line 4i - Schedule of Assets (Held at End of Year)	18

Signature	19

Exhibit
23. Consent of Independent Registered Public Accounting Firm
* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the Deferred Profit-Sharing Plan for Salaried Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Deferred Profit-Sharing Plan for Salaried Employees (the “Plan”) as of December 31, 2020 and 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H - Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP
Richmond, Virginia
June 11, 2021

We have served as the Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Plan.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

At December 31,	2020	2019
Investments at fair value:
Plan’s interest in Master Trust A	$2,181,481	$2,013,007
Plan’s interest in Master Trust B	1,078,976	1,302,932
Investments at fair value	3,260,457	3,315,939
Investments at contract value:
Plan’s interest in Master Trust A for fully benefit-responsive investment contracts	517,777	517,593
Total investments	3,778,234	3,833,532
Receivables:
Employer’s contribution	53,002	50,914
Participants’ contributions	17	—
Notes receivable from participants	25,958	29,389
Total receivables	78,977	80,303

Net assets available for benefits	$3,857,211	$3,913,835

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

For the year ended December 31,	2020
Additions to net assets attributed to:
Plan’s interest in investment income from Master Trust A	$332,184

Interest income on notes receivable from participants	1,452

Contributions to the Plan:
By employer	61,689
By participants	48,809
Total contributions	110,498

Total additions	444,134

Deductions from net assets attributed to:
Plan’s interest in investment loss from Master Trust B	(98,288)

Withdrawals and distributions	(402,452)

Total deductions	(500,740)

Net decrease prior to transfers	(56,606)

Transfer from the Hourly Plan	78
Transfer to the Hourly Plan	(96)

Net decrease	(56,624)

Net assets available for benefits:
Beginning of year	3,913,835
End of year	$3,857,211

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following description of the Deferred Profit-Sharing Plan for Salaried Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan maintained for the benefit of eligible salaried employees, as discussed below in Plan Participation, of Altria Group, Inc. (“Altria”) and certain of its subsidiaries (individually, a “Participating Company”; collectively, the “Participating Companies”). The Plan is designed to provide eligible salaried employees with company contributions, the opportunity for employees to make contributions on a before-tax and/or after-tax basis, company match contributions on employee contributions for Match-Eligible Participants and Ste. Michelle Wine Estates Ltd. (“SMWE”) Match-Eligible Participants (as such terms are defined below), and tax-advantaged investment of the Plan accounts, including a Roth contribution feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. Effects of COVID-19 on financial markets are uncertain and still evolving. The ongoing extent of the impact of COVID-19 will depend on future market conditions, including the duration and continued spread of the outbreak. On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was signed into law. Major provisions of the CARES Act implemented and their respective impacts on the Plan have been included in the applicable sections below.
Plan Administration
The administration of the Plan has generally been delegated to the Administrator (as defined in the Plan). The Altria Group Benefits Investment Committee (the “Investment Committee”) is the named fiduciary responsible for the operation and management of the investment options in the Plan, other than the investment options (the “Altria Stock Investment Option”, the “Mondelēz Stock Investment Option”, the “PMI Stock Investment Option” and the “Kraft Heinz Stock Investment Option”; collectively, the “Common Stock Investment Options”) invested exclusively in the common stock of Altria (“Altria Stock”), the Class A common stock of Mondelēz International, Inc. (“Mondelēz Stock”), the common stock of Philip Morris International Inc. (“PMI Stock”) and the common stock of The Kraft Heinz Company (“Kraft Heinz Stock”), respectively (collectively, the “Common Stocks”). Fiduciary Counselors Inc. (“Fiduciary Counselors”) is the named fiduciary with respect to the management of the investment of the Common Stock Investment Options. The Administrator, the Investment Committee and Fiduciary Counselors are hereinafter collectively referred to as the “Fiduciaries”.
Plan Participation
Eligibility for benefits under the Plan depends on an employee’s Participating Company affiliation and eligibility to participate in a company-sponsored pension plan, as follows:

•“Non-Match-Eligible Participants”:

o	Salaried employees other than Match-Eligible Participants and SMWE Match-Eligible Participants, as defined below, are eligible to make employee contributions and to receive a company contribution;

•“Match-Eligible Participants”:

o	Salaried employees (except SMWE Match-Eligible Participants) who do not participate in a company-sponsored pension plan are eligible to make employee contributions and to receive a company contribution, a supplemental company contribution and company match contributions; and

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NOTES TO FINANCIAL STATEMENTS
•“SMWE Match-Eligible Participants”:

o	Non-agricultural employees of Ste. Michelle Wine Estates Ltd. and its affiliates (“SMWE”) who are not represented by a collective bargaining unit are eligible to make employee contributions and to receive company match contributions.
Employee Contributions
Each eligible employee may make before-tax, Roth after-tax, and traditional after-tax contributions to the Plan as soon as administratively feasible after a participant’s date of hire.
No contribution is required from any participant under the Plan. However, employees hired or rehired after a date specific to their employee group are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their eligible compensation beginning with the first payroll period after the completion of 90 days of service. Employees who are automatically enrolled can elect not to make contributions or to contribute a different percentage of their eligible compensation.
Employees who became eligible after October 4, 2019 are automatically enrolled to make before-tax contributions of six percent (6%) of their eligible compensation. Any employees enrolled after October 2, 2017 also have their before-tax contributions automatically increased by 1% each March 1, subject to IRS limits. Employees can opt out of this automatic increase program at any time.
The Internal Revenue Code of 1986, as amended (the “Code”), imposes a dollar limitation on the combined amount of before-tax and Roth after-tax contributions for a calendar year. A participant’s combined before-tax and Roth after-tax contributions were limited to $19,500 and $19,000 in 2020 and 2019, respectively. Additionally, the Plan limited the participant’s combined before-tax, Roth after-tax, and traditional after-tax contributions to thirty-five percent (35%) of eligible compensation, excluding catch-up contributions.
Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax and/or Roth after-tax catch-up contributions up to the limit prescribed in the Code. For 2020 and 2019, the catch-up contribution was limited to $6,500 and $6,000 respectively.
The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code.
Employer Contributions
Contributions by Participating Companies may consist of a company contribution, a supplemental company contribution and/or company match contributions as discussed below.
Contributions for highly compensated employees are subject to limitations imposed by the Code.
Company contribution – In general, the formula to compute the company contribution for Match-Eligible Participants, who have completed twelve months of service, and Non-Match-Eligible Participants, who have completed twenty-four months of service, is as follows:

	Target adjusted diluted EPS growth rate *
If Altria’s actual adjusted diluted EPS growth rate is:	Under the target range	Within the target range	Above the target range
Then the company contribution (expressed as a percentage of each eligible participant’s compensation) is:	8%	10%	12%
* Target adjusted diluted earnings per share (“EPS”) growth rate, as defined in the Plan, is announced by Altria, generally in late January of each year.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
Under certain circumstances, the Corporate Employee Benefit Committee has the discretion to consider other financial performance metrics in determining the company contribution.
The Plan provides, in the event of a Change of Control (as defined in the Plan document) of Altria, for a company contribution for the year in which the Change of Control occurs and for two years thereafter at least equal to the lesser of (a) the percentage of participants’ compensation that was contributed to the Plan as a company contribution for the year prior to the year in which the Change of Control occurs, or (b) ten percent (10%) of the participants’ applicable compensation.
Supplemental company contribution – A supplemental company contribution equal to five percent (5%) of each eligible participant’s compensation is made on behalf of Match-Eligible Participants who are eligible for a company contribution, subject to the limitations below.
Limit on company and supplemental company contribution – The aggregate company and supplemental company contribution to the Plan cannot exceed three percent (3%) of Altria’s Consolidated Earnings, as defined in the Plan document, allocated between the Plan and the Deferred Profit-Sharing Plan for Hourly Employees (the “Hourly Plan”) proportionally based on the aggregate compensation of eligible participants in each plan.
Effective for the 2019 Plan year, the definition of Altria’s Consolidated Earnings was amended to specifically exclude pre-tax impairment charges related to Altria’s investment in JUUL Labs, Inc.
Company match contributions – Match-Eligible Participants who make before-tax, Roth after-tax, and/or traditional after-tax contributions for a payroll period after completing 90 days of service will receive company match contributions, dollar for dollar, up to the first three percent (3%) of eligible compensation that is contributed for a payroll period.
SMWE Match-Eligible Participants who make before-tax, Roth after-tax, and/or traditional after-tax contributions for a payroll period after completing one year of service will receive company match contributions of fifty percent (50%) for each dollar, up to the first six percent (6%) of eligible compensation that is contributed for a payroll period.
Eligible Plan participants are generally eligible for company and supplemental company contributions, as well as a true-up matching contribution (except for SMWE Match-Eligible Participants) for a particular year if they are employed by one of the Participating Companies on the last business day of the calendar year (the “Last Day Rule”). This requirement to be employed on the last business day of the year is waived if participants leave employment due to retirement, death or disability. Participants are considered to have retired if they had reached age 50 and completed at least five years of service as of the date they left employment with the Participating Companies.
Company contributions are based on compensation through the participant’s departure date.
Participant Accounts
Each participant’s Plan accounts are adjusted by any employee and employer contributions, as well as the allocated share of the investment activities and administrative expenses for each investment option held.
Vesting
Participants are fully vested at all times in their Plan account balances.
Investment Options
Participants can direct all contributions among ten investment options and may change their investment elections at any time, subject to excessive trading policy restrictions and short-term redemption fees that may be applicable to certain of the investment options and other applicable laws. If a participant has not provided an investment election, any contributions are invested in the Balanced Fund Investment Option, for which the underlying investment is a collective investment fund.
The Mondelēz Stock Investment Option, the PMI Stock Investment Option and the Kraft Heinz Stock Investment Option (individually and collectively, the “Non-Altria Stock Investment Option”) are “closed” to further investments so that participants are not permitted to purchase shares of Mondelēz Stock, PMI Stock and Kraft Heinz Stock (individually and collectively, “Non-Altria Stock”) in the Plan or to perform an exchange into a Non-Altria Stock Investment Option from any other investment option.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
Employee Stock Ownership Plan
The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who invests in the Altria Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Altria Stock, to have the dividend paid to them in cash and treated as a taxable distribution from the Plan, or have the dividend reinvested in additional shares of Altria Stock. Altria Stock dividends paid in cash directly to participants for the year ended December 31, 2020 were approximately $22 million. Altria Stock dividends payable in cash directly to participants at December 31, 2020 and 2019 were each approximately $6 million.
Any cash dividends paid on Non-Altria Stock held in a Non-Altria Stock Investment Option cannot be reinvested in Non-Altria Stock, but instead will be invested according to the participant’s current investment elections. If the participant has not provided an investment election, cash dividends are invested in the Balanced Fund Investment Option. The participant does not have the right to elect to have dividends for Non-Altria Stock paid to them in cash.
Master Trusts
Certain assets of the Plan are co-invested with certain assets of the Hourly Plan, in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Master Trust (“Master Trust A”) for which State Street Bank and Trust Company (“State Street”) serves as the trustee. Certain assets of the Plan are co-invested with certain assets of the Hourly Plan in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Trust for Altria Stock and Non-Altria Stock (“Master Trust B”) for which Fidelity Management Trust Company serves as the trustee.
Master Trust A and Master Trust B are hereinafter collectively referred to as the “Master Trusts.”
Withdrawals and Distributions
Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.
Participants may receive a distribution upon termination of employment, including retirement, in a lump sum, partial distributions, or installments.
The Plan adopted certain optional relief permitted by the CARES Act, which was passed on March 27, 2020. The Plan allowed eligible participants who were impacted by the COVID-19 pandemic to take “coronavirus-related distributions” of up to $100,000 without penalty during 2020. The distributions are repayable to the Plan within 3 years. In addition, the required minimum distributions were waived for the 2020 calendar year.
On December 20, 2019, the Setting Every Community Up for Retirement Enhancement Act (commonly known as the SECURE Act) was signed into law. The age requirement for minimum distributions was raised to 72 from 70-1/2, for any participant who turned 70-1/2 on or after January 1, 2020.
Notes Receivable from Participants
Participants are permitted to borrow from their Plan accounts in accordance with the loan provisions and applicable interest rate as outlined in the Plan. Interest on participant loans is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of fifty percent (50%) of a participant’s account balance at the time of the loan request or $50,000, less the participant’s highest outstanding loan balance during the twelve-month period preceding the loan request. Loan repayment periods are up to twenty-five years depending on the type of loan.
As permitted by the CARES Act, the Plan allowed eligible participants impacted by the COVID-19 pandemic to suspend loan repayments with due dates between March 27, 2020 and December 31, 2020 through December 31, 2020. Effective January 1, 2021, loans were re-amortized and payments recommenced.

2.	Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared using the accrual basis of accounting.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein in the financial statements and related disclosures. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan has diversified investment options in investment securities, including the Common Stock Investment Options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. The financial markets, both domestically and internationally, can experience significant volatility on a daily basis that affects the valuation of investments. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Substantially all of the assets of Master Trust B are invested in Common Stocks, each of which could be subject to significant market fluctuations.
Interest in Master Trusts
The Plan’s interest in the Master Trusts and share of investment activities are based upon the total of the participants’ Plan accounts.
Valuation of the Master Trusts’ Investments and Income Recognition
The Master Trusts’ investment assets are reported at fair value except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 5 - Fair Value Measurements for a detailed discussion of fair value measurements. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount participants generally receive if they were to initiate permitted transactions under the terms of the Plan. See Note 3 for a detailed discussion of fully benefit-responsive investment contracts.
Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis. In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.
Withdrawals and Distributions
Withdrawals and distributions are recorded when paid.
Expenses
Investment management fees, fund manager administrative fees, brokerage commissions (excluding those for the Common Stocks held in Master Trust B) and other investment related expenses are part of the total operating expenses of an investment option, and are charged against the net asset value of the specific investment option and reduce investment return.
Plan administrative fees such as trustee fees, participant recordkeeping, communications, audit and certain legal fees are paid by the Master Trusts and evenly distributed to all participant accounts.
Individual participant transaction fees (including fees associated with the trading of Common Stocks), managed account fees, and short-term redemption fees for sales of an investment option within a specified period of time after purchase are paid by the Master Trusts and are charged solely to the accounts of the participant who initiated the transaction or service.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

3.	Master Trust A Investments
At December 31, 2020 and 2019, the net assets of Master Trust A were as follows (in thousands of dollars):

	2020		2019
	Master Trust Balances	Plan’s interest in Master Trust Balances	Master Trust Balances	Plan’s interest in Master Trust Balances
Investments at fair value:
Collective investment funds	$1,883,885	$1,675,004	$1,731,536	$1,539,657
Registered investment companies	403,530	367,058	386,621	352,808
Government securities	157,097	130,426	139,540	111,601
Other	11,431	8,993	9,999	8,941
Investments at fair value	2,455,943	2,181,481	2,267,696	2,013,007
Investments at contract value:
Fully benefit-responsive investment contracts	694,324	517,777	693,345	517,593
Total Investments	3,150,267	2,699,258	2,961,041	2,530,600

Receivables:
Interest and dividend income	204	—	414	—

Net assets	$3,150,471	$2,699,258	$2,961,455	$2,530,600

Master Trust A investment activities for the year ended December 31, 2020 were as follows (in thousands of dollars):

Interest and dividends	$54,377
Net appreciation in fair value of investments	320,851
Investment income, net	$375,228
As discussed in Note 2 - Summary of Significant Accounting Policies - Valuation of Investments in Master Trusts, the Plan’s interest in Master Trust A and share of investment activities are based upon the total of the participants’ Plan accounts. Certain transactions in process at year-end may result in differences between Master Trust A net assets and the total of the participants’ Plan accounts. These differences were not material as of December 31, 2020 and 2019.
Investment contracts held in the Interest Income Fund Investment Option (a stable value investment option) may consist of traditional and/or synthetic guaranteed investment contracts (“GIC” or “GICs”) as determined by the investment manager for the Interest Income Fund. Master Trust A had no traditional GICs as of December 31, 2020 and 2019.
A synthetic GIC provides for the preservation of principal at a specified rate of interest over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party, which are backed by underlying assets owned by Master Trust A. The wrapper contract provider guarantees, except in the case of the occurrence of certain events discussed below, that participant withdrawals are made at contract or book value. The aggregate contract value of the synthetic GICs was approximately $694 million and $693 million at December 31, 2020 and 2019, respectively.
There are certain events not initiated by Plan participants that could limit the ability of the Plan to transact at contract value with the issuer. Specific coverage provided by each synthetic GIC may be different for each issuer, and can be found in the individual synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decrease employee or employer contributions such as the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
induce participants to transfer assets from a stable value option; or events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.
The Fiduciaries do not believe that the occurrence of any such event that would limit the Plan’s ability to transact at contract value with participants is probable.
Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract that is not cured within the applicable period. Actions that will result in a breach (after any relevant cure period) include: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; or failure to adhere to investment guidelines.

4.	Master Trust B Investments
At December 31, 2020 and 2019, the net assets of Master Trust B were as follows (in thousands of dollars):

	2020		2019
	Master Trust Balances	Plan’s interest in Master Trust Balances	Master Trust Balances	Plan’s interest in Master Trust Balances
Investments at fair value:
Common stocks:
Altria Stock	$1,149,521	$789,165	$1,412,780	$970,195
PMI Stock	270,720	214,019	318,593	251,280
Mondelēz Stock	61,106	51,429	66,442	56,067
Kraft Heinz Stock	11,828	9,910	12,688	10,679
Cash and cash equivalents	30	15	84	50
Total investments at fair value	1,493,205	1,064,538	1,810,587	1,288,271

Receivable - dividend income	18,568	14,438	18,602	14,661

Net assets	$1,511,773	$1,078,976	$1,829,189	$1,302,932
Master Trust B investment activities for the year ended December 31, 2020 were as follows (in thousands of dollars):

Dividends on common stocks	$114,569
Net depreciation in common stocks	(258,654)
Investment loss, net	$(144,085)

5.	Fair Value Measurements

Financial Accounting Standards Board authoritative guidance provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Altria uses a fair value hierarchy, which gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs used to measure fair value are:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

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NOTES TO FINANCIAL STATEMENTS
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Following is a description of the valuation methodologies used for investments measured at fair value.
There were no transfers between Level 1 and Level 2 holdings in the Master Trusts’ investments assets during 2020 and 2019. In addition, there were no Level 3 holdings or transactions in the Master Trusts’ investment assets at December 31, 2020 and 2019.

The methods described below are not necessarily indicative of net realizable value or reflective of future fair values, nor is categorization of a security in any particular valuation level necessarily an indication of the risk associated with an investment in that security. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Registered Investment Companies
Investments in registered investment companies are valued at the closing net asset value (“NAV”) publicly reported on the last business day of the year.
Government Securities
Government securities consist of investments in U.S. Treasury securities. Government securities are valued at a price that is based on a compilation of primarily observable market information, such as broker quotes. Matrix pricing, yield curves and indices are used when broker quotes are not available.
Common Stocks
Common stocks are valued based on the price of the security as listed on an open active exchange on last trade date.
Collective Investment Funds
Collective investment funds consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets. Master Trust A collective investment funds include equity index funds, a U.S. diversified bond fund and a balanced fund, consisting of a mix of equities and fixed income securities, that are intended to mirror indices such as the Standard & Poor’s 500 Index and Morgan Stanley Capital International Europe, Australasia, and the Far East Index. They are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets of each of the respective collective investment funds. The underlying assets are valued based on the NAV, which is provided by the investment account manager as a practical expedient to estimate fair value. These investments are not classified by level but are disclosed to permit reconciliation to the fair value of Master Trust A investment assets.

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NOTES TO FINANCIAL STATEMENTS
The fair values of the Master Trusts’ investment assets by asset category as of December 31, 2020 were as follows (in thousands of dollars):

Master Trust A	Level 1	Level 2	Totals
Registered investment companies	$403,530	$—	$403,530
Government securities	—	157,097	157,097
Other	—	11,431	11,431

	$403,530	$168,528	572,058
Investments measured at NAV as a practical expedient for fair value:
Collective investment funds			1,883,885

Total Master Trust A investments at fair value			$2,455,943

Master Trust B
Common stocks	$1,493,205	$—	$1,493,205

Total Master Trust B investments at fair value	$1,493,205	$—	$1,493,205

The fair values of the Master Trusts’ investment assets by asset category as of December 31, 2019 were as follows (in thousands of dollars):

Master Trust A	Level 1	Level 2	Totals
Registered investment companies	$386,621	$—	$386,621
Government securities	—	139,540	139,540
Other	—	9,999	9,999

	$386,621	$149,539	536,160
Investments measured at NAV as a practical expedient for fair value:
Collective investment funds			1,731,536

Total Master Trust A investments at fair value			$2,267,696

Master Trust B
Common stocks	$1,810,587	$—	$1,810,587

Total Master Trust B investments at fair value	$1,810,587	$—	$1,810,587

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
The following table summarizes additional disclosures related to Master Trust A investments measured at NAV as a practical expedient to estimate fair value as of December 31, 2020 and 2019 (in thousands of dollars):

	Fair Value
Collective Investment Funds	2020	2019	Redemption Frequency	Redemption Notice Period
U.S. equity index	$1,356,114	$1,256,581	Daily	None
International equity index	$226,586	$214,955	Daily	None
U.S. fixed income	$301,185	$260,000	Daily	None

6.	Related Party and Party-In-Interest Transactions
Master Trust B includes participant investments in Altria Stock. During the years ended 2020 and 2019, Master Trust B participant purchases of Altria Stock were approximately $310 million and $350 million, respectively, and participant sales of Altria Stock were approximately $322 million and $412 million, respectively. Net depreciation activity from the investment in Altria Stock, including dividends received, caused Master Trust B to decrease by approximately $155 million for the year ended December 31, 2020. Master Trust A investments include collective investment funds managed by SSgA, an affiliate of State Street. State Street is a trustee as defined by the Plan. The investment balance in these collective investment funds was approximately $843 million and $743 million as of December 31, 2020 and 2019, respectively. These investments and transactions in these investments do not constitute prohibited transactions under ERISA.

7.	Plan Amendment and Termination
The Altria Board of Directors (the “Board”) has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the company contribution, supplemental company contribution and/or company match contributions to the Plan or to terminate the Plan. The Board has delegated to the Altria Corporate Employee Benefit Committee and the Administrator the right to amend the Plan, provided that the annual cost of such amendment does not exceed specified dollar limits. Each Participating Company has the right to terminate its participation in the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

8.	Tax Status
By letter dated May 11, 2017, the Internal Revenue Service (“IRS”) has determined that the Plan constitutes a qualified plan under Section 401(a) of the Code. Consequently, the related Master Trusts are exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Administrator believes the Plan continues to be designed and operated in accordance with the applicable provisions of the Code.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The tax provisions of the Plan have been analyzed as of December 31, 2020 and 2019, and there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

9.	Reconciliation of Financial Statements to Form 5500
The following are reconciliations of the Plan’s interest in Master Trust A and the net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2020 and 2019 (in thousands of dollars):

	2020	2019
Plan’s interest in Master Trust A at fair value	$2,181,481	$2,013,007
Plan’s interest in Master Trust A for fully benefit-responsive investment contracts at contract value	517,777	517,593
	2,699,258	2,530,600
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	29,937	12,908
Plan’s interest in Master Trust A at fair value per the Form 5500	$2,729,195	$2,543,508

	2020	2019
Net assets available for benefits per the financial statements	$3,857,211	$3,913,835
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	29,937	12,908
Net assets available for benefits per the Form 5500	$3,887,148	$3,926,743

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2020 (in thousands of dollars):

2020
Change in net assets available for benefits per the financial statements	$(56,624)
Adjustment for the net change in contract value of fully benefit-responsive investment contracts	17,029
Change in net assets available for benefits per the Form 5500	$(39,595)

10.	Subsequent Events
Effective January 1, 2021, the Plan was amended with the following changes:
•SMWE Match-Eligible Participants are now eligible to receive company contributions and supplemental contributions, which are computed as follows:
◦The formula to compute company contributions for SMWE Match-Eligible participants, who have completed twelve months of service, is based on targeted Operating Companies Income (“OCI”) of Ste. Michelle Wine Estates Ltd. and its subsidiaries, as reported to Altria Group, Inc. OCI is defined as operating income before general corporate expenses and amortization of intangibles. If OCI targets are met or exceeded, a two percent (2%) contribution of each eligible participant’s compensation will be made. If OCI targets are not met, the contribution shall be zero percent (0%). Target OCI as defined in the Plan, is announced by the SMWE Compensation Committee, as defined by the Plan, within the first 90 days of the Plan Year. The SMWE Compensation Committee may exercise discretion to increase the contribution by one percent (1%), for a maximum contribution of three percent (3%).
◦SMWE Match-Eligible Participants may receive supplemental company contributions equal to three percent (3%) of each eligible participant’s compensation.
◦SMWE Match-Eligible Participants must satisfy the Last Day Rule in order to receive both the company contribution and the supplemental contribution.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
◦The aggregate company and supplemental contribution cannot exceed twenty-five percent (25%) of SMWE’s Actual OCI.
•SMWE Match-Eligible Participants are eligible for a year-end “true-up” of their matching contributions provided they satisfy the Last Day Rule.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
Deferred Profit-Sharing Plan for Salaried Employees
Schedule H - Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Altria Client Services Deferred Profit-Sharing Master Trust	Master Trust	n/a	$2,729,195,175

*	Altria Client Services Deferred Profit-Sharing Trust for Altria Stock and Non-Altria Stock	Master Trust	n/a	$1,078,975,551

*	Notes receivable from participants	Interest rates range from 3.25% to 9.00% Maturity dates through 2045	n/a	$25,958,029
* indicates party-in-interest

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President, Total Rewards and HR Services of Altria Client Services LLC, having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES

By	/s/ SCOTT D. SCOFIELD
Scott D. Scofield, Vice President, Total Rewards and HR Services, Altria Client Services LLC
Date: June 11, 2021